
03020421

2002

Men's Wearhouse Annual Report

INC

Whether it's fashion or financials, the real value is in the details.

To Our Shareholders

It wasn't the year anyone in the investment community had hoped for. The economic rebound that had been forecasted for 2002 never occurred. The retail industry suffered its poorest holiday season in three decades. And, the year ended with the threat of war looming.

However, this is just the backdrop for our story this year. The true measure of our performance in 2002 is reflected in the details – details which we are happy to share, and details we believe differentiate us from any other company specializing in men's tailored clothing.

As always, we've done our best to give you a no nonsense, straightforward look at the toughest challenges The Men's Wearhouse continues to face. The facts give us reason to be optimistic about our future. And, we hope the figures will provide you with additional insight into our industry and our organization.

I believe that once you've reviewed The Men's Wearhouse story in its entirety, you're going to like the way we look.

While comparable store sales in our U.S. and Canadian operations decreased 3.1% and 2.1%, respectively, for the year ended February 1, 2003, we were still able to secure a 1.7% increase in total sales, rising to $1.295 billion from $1.273 billion in 2001. Net earnings dropped from $43.3 million to $42.4 million. However, the repurchase of almost 1.5 million shares of stock throughout the year enabled us to maintain a diluted earnings per share of $1.04, equal with 2001.

There is Plenty of Good News

Men's Wearhouse continues to be one of America's premier brands. Market research demonstrated strong levels of brand recognition, customer satisfaction and loyalty. Men's Wearhouse achieved rankings of over 85% for each of these categories, indicating that our attention to the details is having a significant impact on our customers.

While sales of men's suits were reported to have fallen 4.3% in the U.S. in 2002, Men's Wearhouse actually increased our U.S. sales in this segment by 3.4% for the year. This enabled us to gain valuable market share and further entrenched our Company in the minds of our customers as the brand to turn to for the right combination of style, selection and value. And it is a trend that is continuing as we enter 2003.

Tuxedo rentals was another bright spot. We were able to secure more than 450,000 rentals during 2002 as we completed the program's rollout to 495 Men's Wearhouse locations throughout the United States. Our ability to achieve this level of volume further validates our strategy of leveraging our existing infrastructure in ways that deliver increased shareholder value. These results are just the tip of the iceberg. We expect to increase the number of rental units we process in the coming year by an additional 50%, thus significantly increasing the revenues that we derive from this venture.

We Remain Focused on Generating Sustainable Value

Tough years separate overnight sensations from those who continue to truly shape the retail industry. We met the challenges of 2002 the same way we have met the challenges of the last three decades – head on and with an unwavering commitment to securing long-term value regardless of the obstacles presented by the marketplace.

We analyzed everything we did in light of the year's conditions, from our merchandise to our marketing, our administrative processes to our operational procedures, and we made the appropriate adjustments to leverage our brands, to capture additional market share, and to position the Company for future growth. This is not, however, an isolated exercise, but a standing strategy for The Men's Wearhouse and something that we will continue to do even when the economy returns to a more robust cycle.

Moving forward, the changes we are focused on reach well beyond our processes and procedures. In the coming year, we will be increasing our commitment to marketing through increased media spending, new online initiatives and targeted direct marketing initiatives. We will be developing and implementing internal programs and incentives to convert tuxedo rental customers into Men's Wearhouse purchasers. And, we will be taking the necessary actions to continue improving the Company's overall performance.

The Details Speak for Themselves

No single detail is responsible for a company's performance or potential in any given year. Rather, it is the combination of numerous details that, over time, produces favorable results and ultimately builds sustainable value.

I have shared some of the year's most significant details with you already, but plenty more had a direct and significant impact on our performance. You'll find the most important ones highlighted on the following pages. I encourage you to take the time to review them in their entirety, and I believe that you will agree that the future holds great potential for The Men's Wearhouse. We look forward to securing this potential and managing its benefits for you.

Sincerely,



George Zimmer
Chairman and Chief Executive Officer



Is the suit back?

It never went away!



Much has been said about sales of men's suits, particularly with regard to the impact of more casual dress within the corporate environment. Regardless of which direction the corporate dress code is swinging, and there is strong evidence that it is headed back in a more formal direction, tailored apparel continues to be a cornerstone of the business man's wardrobe.

Men's Wearhouse continues to be a leading seller of men's suits in North America. We took the necessary pricing and merchandising steps to capitalize on existing opportunity in the marketplace throughout the year. As a result, we increased our U.S. unit sales of men's suits by 3.4%, gaining important market share during a year that was marked by a reported 4.3% U.S. industry decline.

Suits will remain a need-based rather than a want-based purchase for most men. While some customers may reduce the frequency with which they replenish these staples as a result of fashion trends, economic downturns, or aging, most men will never remove suits and sport coats from their wardrobe. In fact, even if the general economy or their personal financial situation mandates eliminating want-based expenditures from their budget, we believe most men will continue to purchase tailored clothing to address ongoing business and personal demands.



12 million

Total men's suit units sold in U.S. and Canada in 2002.

16.8%

The Men's Wearhouse consolidated suit unit market share for 2002.

two

Number of bad suits most men will admit to having purchased throughout their career.


450,000
Number of tuxedos Men's Wearhouse
rented in 2002.
675,000
Number of tuxedos Men's Wearhouse
expects to rent in 2003.
one
Number of times your daughter
will get married (hopefully).

What's up with tuxedos?

Volume. Value. Versatility.



Tuxedo rental is a strategic extension of the core Men's Wearhouse brand, providing an opportunity to attract new customers who may have never considered us for their wardrobe needs. Our tuxedo rental program addresses the formal wear needs of every American male – from his first rental for the high school prom to the tux for his wedding to the one he wears to walk his daughter down the aisle.

In the short time that Men's Wearhouse has been active in tuxedo rentals, we have already captured approximately two percent of this $1.4 billion market with more than 450,000 rentals in 2002, making us a significant player in this highly fragmented sector. It is a position we expect will continue to grow as we leverage the Men's Wearhouse brand through the only nationwide broadcast campaign for tuxedo rentals.

Equally important with the revenues generated through tuxedo rentals are the additional store traffic and the corresponding opportunities for add-on sales. Each tuxedo rental customer visits a Men's Wearhouse location approximately three times in the course of renting and returning his tuxedo. This means we will have as many as two million chances to convert one-time tuxedo renters into ongoing Men's Wearhouse customers during 2003.

How will you continue to grow in a shrinking suit market?

We are suits – and much, much more.



Today, more than ever before, retail marketing is about listening to your customers' wants, anticipating their needs, and making the necessary adjustments to meet those needs in a timely and cost efficient fashion. And that's exactly what Men's Wearhouse is doing with every aspect of our business.

We reemphasized our everyday low price value proposition at Men's Wearhouse stores by increasing our offerings of opening price point merchandise. We also improved the quality of our offerings without raising our prices – delivering little details that make a big difference to our customers.

When appropriate, we are actively migrating the 'best practices' and successful strategies that have been developed within one brand to the others. This is most evident in the changes that have been made at Moores, changes that will continue as we launch a tuxedo rental program in select Moores locations in 2003. We expect the success of this program to be similar in measure to that of our Men's Wearhouse locations.

We are streamlining the K&G operational strategy, merchandise mix and marketing efforts to better capitalize on the diverse markets and multiple audiences that these locations serve. The result of all of these ongoing efforts is that our mix is more in sync with our customers, and therefore more in demand, than ever.


43%

Total opening price point inventory at Men's Wearhouse.

355,000

Pairs of shoes sold at Moores since being introduced in 2000.

16

Average annual store visits by K&G customers in Atlanta.


2.3 million
Total units of casual shirts sold in 2002.
1.5 million
Total units of casual pants sold in 2002.
4.0 million
Total pairs of socks sold in 2002.

Do you have what your customers want?

We constantly strive to meet our customers' wear-to-work needs.



There are any number of variables which impact the purchasing decisions of our target audiences. We are constantly tracking these trends and altering our product mix to keep pace with emerging demands.

When Men's Wearhouse became a public company eleven years ago, non-tailored clothing represented just 22% of our total product mix. But, the migration to more casual dress in the workplace over the past decade has affected many of our customers and we took the appropriate measures to address these emerging needs.

As a result, business casual and sportswear now account for almost 40% of our total product mix. We are merchandising these segments in ways that increase their visibility, drive more store traffic past them and create additional demand for them.

We are leveraging our brands and our existing assets in ways that will meet the other apparel needs of our customers through the introduction of additional product and service offerings. Our new Corporate Apparel Program, which offers custom embroidered clothing for corporations and special events through our existing stores, is just another example of this strategy.

The Men's Wearhouse will continue adjusting our mix – taking the necessary pricing and merchandising steps to capitalize on new opportunities and to address changing conditions in the men's wear-to-work marketplace.

What about your financials?

We're rock solid.



Our strong balance sheet and conservative financial strategies have done much more than simply enable The Men's Wearhouse to weather the current economic downturn. They have provided us with the strength and confidence to aggressively pursue initiatives and opportunities which make the most long-term sense.

For the third year in a row, we continued to actively repurchase Company stock to help enhance shareholder value, bringing the total amount of stock bought back since the plan was implemented in 2000 to three million shares. In November, our Board authorized a new program for the repurchase of up to $25 million of additional shares of Company stock.

Efforts such as these continue to provide Men's Wearhouse with the financial agility needed to address marketplace fluctuations as they occur without jeopardizing shareholder value, which in turn enables us to deliver levels of stability and potential that are unmatched by our competitors.

We encourage you to take the time to review all of the details in our financial statements. We have done our best to present our performance in a straightforward manner that is both easy to understand and enlightening. We believe that the value will become immediately apparent. And, we know that when you are done, you're going to like the way we look.



3 million

Total Men's Wearhouse shares repurchased since 2000.

$85 million

Cash balance at fiscal year end 2002.

$41 million

Bank debt at fiscal year end 2002.

Comments on Corporate Governance

In today's environment, the integrity of management teams and the operational and financial practices of publicly traded companies are more important than ever. The adoption of the Sarbanes-Oxley Act has forced many companies to re-examine their business practices and to re-evaluate the manner in which they report their financial metrics.

The Men's Wearhouse has always worked diligently to establish and maintain the appropriate financial controls, even before this legislation was passed. We responded accordingly to these recent external developments, and we will continue to take the necessary measures to ensure our financial assets remain safe and that they are used appropriately.

Our primary focus – past, present and future – remains building and sustaining a sound financial foundation to benefit our shareholders, our employees and our communities.

We have always believed that our business is not complicated, so our financial information should not be complicated either, and this year is no exception. We continue to strive for reporting that ensures you have a clear understanding of all the details that make up our performance and the variables which impact it.

You have already seen many of the important details behind this year's performance. I encourage you to take the time to review our financial information in the following pages thoroughly and to contact us should you have any questions.

Sincerely,



Neill P. Davis
Executive Vice President,
Chief Financial Officer and
Principal Financial Officer



Financial Review 2002

The following selected statement of earnings and balance sheet information for the fiscal years indicated has been derived from The Men's Wearhouse, Inc. (the "Company") audited consolidated financial statements. The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto. References herein to years are to the Company's 52-week or 53-week fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. For example, references to "2002" mean the fiscal year ended February 1, 2003. All fiscal years for which financial information is included herein had 52 weeks, except 2000 which had 53 weeks.

Financial and operating data for all periods presented reflect the retroactive effect of the February 1999 combination with Moores Retail Group Inc. ("Moores") and the June 1999 combination with K&G Men's Center, Inc. ("K&G"), both accounted for as a pooling of interests (see Note 2 of Notes to Consolidated Financial Statements).

The statements in this annual report that relate to future plans, events or performance are forward looking statements. The forward looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be significantly impacted by various factors, including but not limited to domestic and international economic activity and inflation, the Company's successful execution of internal operating plans and new store and new market expansion plans, performance issues with key suppliers, severe weather, foreign currency fluctuations, government export and import policies and legal proceedings and other factors described herein and in the Company's annual report on Form 10-K for the year ended February 1, 2003.

Selected Financial Data

(Dollars and shares in thousands, except per share and per square foot data)

	1998	1999	2000	2001	2002
Statement of Earnings Data:					
Net sales	$ 1,037,831	$ 1,186,748	$ 1,333,501	$ 1,273,154	$ 1,295,049
Gross margin	377,834	438,966	514,666	451,111	454,348
Operating income(5)	95,045	100,931	141,158	73,841	69,392
Earnings before extraordinary item(5)	50,142	55,957	84,661	43,276	42,412
Earnings per share of common stock before extraordinary item(1)(5):					
Basic	$ 1.23	$ 1.34	$ 2.03	$ 1.06	$ 1.04
Diluted	$ 1.19	$ 1.32	$ 2.00	$ 1.04	$ 1.04
Weighted average shares outstanding(1)	40,738	41,848	41,769	40,997	40,590
Weighted average shares outstanding plus dilutive potential common shares(1)	42,964	42,452	42,401	41,446	40,877
Operating Information:					
Percentage increase/(decrease) in comparable US store sales(2)	9.6%	7.7%	3.3%	(10.2)%	(3.1)%
Percentage increase/(decrease) in comparable Canadian store sales(2)	2.1%	0.3%	8.3%	4.2%	(2.1)%
Average square footage – all stores(3)	6,146	6,193	6,520	7,046	7,174
Average sales per square foot of selling space(4)	$ 384	$ 400	$ 406	$ 336	$ 319
Number of stores:					
Open at beginning of the period	526	579	614	651	680
Opened	65	54	39	32	16
Acquired	4	—	1	—	—
Closed	(16)	(19)	(3)	(3)	(7)
Open at end of the period	579	614	651	680	689
Cash Flow Information:					
Capital expenditures	$ 53,474	$ 47,506	$ 79,411	$ 64,777	$ 45,422
Depreciation and amortization	26,761	30,082	34,689	41,949	44,284
Purchase of treasury stock	926	1,273	7,871	30,409	28,058

	January 30, 1999	January 29, 2000	February 3, 2001	February 2, 2002	February 1, 2003
Balance Sheet Information:					
Cash	$ 31,012	$ 77,798	$ 84,426	$ 38,644	$ 84,924
Working capital	230,624	280,251	316,213	301,935	325,272
Total assets	535,076	611,195	713,317	717,869	769,313
Long-term debt(6)	44,870	46,697	42,645	37,740	38,709
Shareholders' equity	351,455	408,973	494,987	509,883	531,761

(1) Adjusted to give effect to a 50% stock dividend effected on June 19, 1998.

(2) Comparable store sales data is calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period. Fiscal year 2000 is calculated on a 52-week basis.

(3) Average square footage — all stores is calculated by dividing the total square footage for all stores open at the end of the period by the number of stores open at the end of such period.

(4) Average sales per square foot of selling space is calculated by dividing total selling square footage for all stores open the entire year into total sales for those stores.

(5) In 1999, in conjunction with the Moores and K&G combinations as discussed in Note 2 of Notes to Consolidated Financial Statements, we recorded transaction costs of $7.7 million, duplicative store closing costs of $6.1 million and litigation costs of $0.9 million. These charges in total reduced operating income by $14.7 million and earnings before extraordinary item by $11.2 million; basic and diluted earnings per share of common stock before extraordinary item were reduced by $0.27 and $0.26, respectively. The transaction costs were composed primarily of investment banking fees, professional fees and contract termination payments, while the duplicative store closing costs consisted primarily of lease termination payments and the write-off of fixed assets associated with the closing of duplicate store sites in existing markets. The litigation charge resulted from the settlement of a lawsuit filed by a former K&G employee related to his employment relationship with K&G. In addition, we recorded an extraordinary charge of $2.9 million, net of a $1.4 million tax benefit, related to the write-off of deferred financing costs and prepayment penalties for the refinancing of approximately US$57 million of Moores' indebtedness.

(6) In August 1998, the Company gave notice to the holders of its outstanding 5¼% Convertible Subordinated Notes (the "Notes") that the Company would redeem the Notes on September 14, 1998. As a result, $36.8 million principal amount of the Notes was converted into 1.6 million shares of the Company's common stock and $20.7 million principal amount was redeemed for an aggregate of $21.5 million. An extraordinary charge of $0.7 million, net of tax benefit of $0.5 million, related to the early retirement of the Notes in fiscal 1998 was recognized.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Men's Wearhouse opened its first store in Houston, Texas in August 1973. The Company combined with Moores Retail Group Inc. ("Moores") in February 1999 and with K&G Men's Center, Inc. ("K&G") in June 1999, with both combinations accounted for as a pooling of interests (see Note 2 of Notes to Consolidated Financial Statements). At February 1, 2003, we operated 575 stores in the United States and 114 stores in Canada. We opened 39 stores in 2000, 32 stores in 2001 and 16 stores in 2002; in addition, we acquired one store in 2000. Expansion is generally continued within a market as long as management believes it will provide profitable incremental sales volume. Historically, this growth has resulted in significant increases in net sales and has also contributed to increased net earnings. However, in 2001, we experienced a decrease in net sales and net earnings primarily as a result of the declining US economy and the effects of the events of September 11, 2001. The continued decline of the US and Canadian economies throughout fiscal year 2002 continued to impact net sales and net earnings in comparison to pre-2001 levels (see "Results of Operations" discussion herein).

Like most retailers, our business is subject to seasonal fluctuations. Historically, more than 30% of our net sales and more than 45% of our net earnings have been generated during the fourth quarter of each year. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.

We intend to continue our expansion in new and existing markets. We plan to open approximately 10 new Men's Wearhouse stores and seven new K&G stores in 2003, to close two Men's Wearhouse stores and six K&G stores and to expand and/or relocate approximately 19 existing Men's Wearhouse stores and four existing K&G stores. The average cost (excluding telecommunications and point-of-sale equipment and inventory) of opening a new store is expected to be approximately $0.3 million in 2003.

We have closed 13 stores in the three years ended February 1, 2003. Generally, in determining whether to close a store, we consider the store's historical and projected performance and the continued desirability of the store's location. In determining store contribution, the Company considers net sales, cost of sales and other direct store costs, but excludes buying costs, corporate overhead, depreciation and amortization, financing costs and advertising. Store performance is continually monitored and, occasionally, as regions and shopping areas change, management may determine that it is in our best interest to close or relocate a store. In 2000, three stores were closed due to substandard performance. In 2001, three stores were closed due to substandard performance or lease expiration. In 2002, five stores were closed due to substandard performance or lease expiration and two stores were closed when their operations were combined with other existing area stores.

Critical Accounting Policies

The preparation of our consolidated financial statements requires the appropriate application of accounting policies in accordance with generally accepted accounting principles. In many instances, this also requires management to make estimates and assumptions about future events that affect the amounts and disclosures included in our financial statements. We base our estimates on historical experience and various assumptions that we believe are reasonable under the circumstances. However, since future events and conditions and their effects cannot be determined with certainty, actual results will differ from our estimates, and such differences could be material to our financial statements.

Our accounting policies are described in Note 1 of Notes to Consolidated Financial Statements. We consistently apply these policies and periodically evaluate the reasonableness of our estimates in light of actual events. Historically, we have found our accounting policies to be appropriate and our estimates and assumptions reasonable. We believe our critical accounting policies and our most significant estimates are those that relate to inventories and long-lived assets, including goodwill, and our estimated liabilities for the self-insured portions of our workers' compensation and employee health benefit costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our inventory is carried at the lower of cost or market. Cost is determined on the first-in, first-out method for approximately 80% of our inventory and on the retail inventory method for the remaining 20%. Our inventory cost also includes estimated procurement and distribution costs (warehousing, freight, hangers and merchandising costs) associated with the inventory, with the balance of such costs included in cost of sales. We make assumptions, based primarily on historical experience, as to items in our inventory that may be damaged, obsolete or salable only at marked down prices and reduce the cost of inventory to reflect the market value of these items. If actual damages, obsolescence or market demand is significantly different from our estimates, additional inventory write-downs could be required. In addition, procurement and distribution costs are allocated to inventory based on the ratio of annual product purchases to average inventory cost. If this ratio were to change significantly, it could materially affect the amount of procurement and distribution costs included in cost of sales.

We make judgments about the carrying value of long-lived assets, such as property and equipment and amortizable intangibles, and the recoverability of goodwill whenever events or changes in circumstances indicate that an other-than-temporary impairment in the remaining value of the assets recorded on our balance sheet may exist. We test for impairment annually or more frequently if circumstances dictate. To estimate the fair value of long-lived assets, including goodwill, we make various assumptions about the future prospects for the brand that the asset relates to and typically estimate future cash flows to be generated by these brands. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. We recorded no impairment charge as a result of our testing performed during 2002.

We self-insure portions of our workers' compensation and employee medical costs. We estimate our liability for future payments under these programs based on historical experience and various assumptions as to participating employees, health care costs, number of claims and other factors, including industry trends and information provided to us by our insurance broker. We also use actuarial estimates with respect to workers' compensation. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments.

Results of Operations

The following table sets forth the Company's results of operations expressed as a percentage of net sales for the periods indicated:

Fiscal Year	*2000*	*2001*	*2002*
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, including buying and occupancy costs	61.4	64.6	64.9
Gross margin	38.6	35.4	35.1
Selling, general and administrative expenses	28.0	29.6	29.7
Operating income	10.6	5.8	5.4
Interest expense, net	0.1	0.2	0.1
Earnings before income taxes	10.5	5.6	5.3
Provision for income taxes	4.2	2.2	2.0
Net earnings	6.3%	3.4%	3.3%

Management's Discussion and Analysis of Financial Condition and Results of Operations

2002 Compared with 2001

The following table presents a breakdown of 2001 and 2002 net sales of the Company by stores open in each of these periods (in millions):

	Net Sales		
Store	*2001*	*2002*	*Increase/ (Decrease)*
16 stores opened in 2002	$ —	$ 24.6	$ 24.6
32 stores opened in 2001	26.7	57.8	31.1
Stores opened before 2001	1,246.5	1,212.6	(33.9)
Total	$ 1,273.2	$ 1,295.0	$ 21.8

The Company's net sales increased $21.8 million, or 1.7%, to $1.295 billion for 2002 due primarily to increased sales in US stores opened in 2001 and 2002, offset partially by decreased sales from stores opened prior to fiscal 2001. Comparable store sales (which are calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period) for 2002 decreased 3.1% in the US and 2.1% in Canada from 2001. The decrease in comparable sales for the U.S. and Canadian stores was due mainly to continued weakness in the U.S. and Canadian economies. Sales of men's apparel is particularly affected since buying patterns for men are considered to be more discretionary than those in other apparel areas.

Gross margin increased $3.2 million, or 0.7%, to $454.3 million in 2002. As a percentage of sales, gross margin decreased from 35.4% in 2001 to 35.1% in 2002. This decrease in gross margin percentage predominately resulted from an increase in occupancy cost (which is relatively constant on a per store basis) as a percentage of sales and higher markdowns at the Men's Wearhouse brand associated with a shift to merchandise with lower opening price points. This was offset in part by our higher margin tuxedo rental revenues increasing from 0.8% of total revenues in fiscal 2001 to 2.5% of total revenues in fiscal 2002.

Selling, general and administrative ("SG&A") expenses, as a percentage of sales, were 29.7% in 2002 compared to 29.6% in 2001, with SG&A expenditures increasing by $7.7 million or 2.0% to $385.0 million. On an absolute dollar basis, advertising decreased by $1.1 million, store salaries increased by $10.4 million and other SG&A decreased by $1.6 million. As a percentage of sales, advertising expense decreased from 4.8% to 4.6%, store salaries increased from 11.4% to 12.1% and other SG&A expenses decreased from 13.4% to 13.0%. The decrease in advertising was due to planned reductions in media spending. The increase in store salaries was the result of higher sales commission rates in 2002 for promotional and other merchandise sales categories. These commission rates were put in place to help drive the shift to lower opening price points for merchandise offerings at the Men's Wearhouse brand. Other SG&A expenses decreased due to our focus on reducing corporate overhead.

Interest expense, net of interest income, decreased from $2.9 million in 2001 to $1.3 million in 2002. Weighted average borrowings outstanding decreased $25.5 million from the prior year to $39.8 million in 2002, and the weighted average interest rate on outstanding indebtedness decreased from 5.4% to 4.9%. The decrease in the weighted average borrowings resulted primarily from decreased short-term borrowings under our credit facilities. The decrease in the weighted average interest rate was due primarily to decreases during 2002 in the LIBOR rate. Interest expense was offset by interest income from the investment of excess cash of $0.8 million in 2001 and $1.0 million in 2002. See "Liquidity and Capital Resources" discussion herein.

Our effective income tax rate for the year ended February 1, 2003 was 37.8% compared to 39.0% for the prior year. The effective tax rate was higher than the statutory federal rate of 35% primarily due to the effect of state income taxes.

These factors resulted in 2002 net earnings of $42.4 million or 3.3% of net sales, compared with 2001 net earnings of $43.3 million or 3.4% of net sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2001 Compared with 2000

The following table presents a breakdown of 2000 and 2001 net sales of the Company by stores open in each of these periods (in millions):

	Net Sales		
Store	*2000*	*2001*	*Increase/ (Decrease)*
32 stores opened in 2001	$ —	$ 26.7	$ 26.7
40 stores opened or acquired in 2000	37.6	74.4	36.8
Stores opened before 2000	1,295.9	1,172.1	(123.8)
Total	$ 1,333.5	$ 1,273.2	$ (60.3)

The Company's net sales decreased $60.3 million, or 4.5%, to $1.273 billion for 2001 due primarily to decreased sales in US stores open prior to fiscal year 2000, offset by increased sales from stores opened in 2000 and 2001. Comparable store sales for 2001 decreased 10.2% in the US and increased 4.2% in Canada from 2000. The decrease in comparable sales for the US stores was due mainly to the declining US economy. Sales of men's tailored apparel are particularly affected since buying patterns for men are considered to be more discretionary than those in other apparel areas. The negative effect of the terrorist events of September 11, 2001 on retail and numerous other business sectors also contributed to the decline.

Gross margin decreased $63.6 million, or 12.3%, to $451.1 million in 2001. As a percentage of sales, gross margin decreased from 38.6% in 2000 to 35.4% in 2001. This decrease in gross margin predominately resulted from an increase in occupancy cost (which is relatively constant on a per store basis) as a percentage of sales and a larger percentage of the sales mix being contributed by our lower margin K&G brand.

SG&A expenses, as a percentage of sales, were 29.6% in 2001 compared to 28.0% in 2000, with SG&A expenditures increasing by $3.8 million or 1.0% to $377.3 million. On an absolute dollar basis, the principal components of SG&A expenses increased primarily due to our growth in number of stores and increased infrastructure support costs. As a percentage of sales, advertising expense decreased from 5.2% to 4.8%, store salaries increased from 11.1% to 11.4% and other SG&A expenses increased from 11.7% to 13.4%.

Interest expense, net of interest income, increased from $0.8 million in 2000 to $2.9 million in 2001. Weighted average borrowings outstanding increased $15.4 million from the prior year to $65.3 million in 2001, and the weighted average interest rate on outstanding indebtedness decreased from 7.1% to 5.4%. The increase in the weighted average borrowings resulted primarily from increased short-term borrowings under our credit facilities. The decrease in the weighted average interest rate was due primarily to decreases during 2001 in the LIBOR rate. Interest expense was offset by interest income from the investment of excess cash of $2.8 million in 2000 and $0.8 million in 2001. See "Liquidity and Capital Resources" discussion herein.

Our effective income tax rate for the year ended February 2, 2002 was 39.0% compared to 39.7% for the prior year. The effective tax rate was higher than the statutory federal rate of 35% primarily due to the effect of state income taxes.

These factors resulted in 2001 net earnings of $43.3 million or 3.4% of net sales, compared with 2000 net earnings of $84.7 million or 6.3% of net sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

In January 2003, we replaced our existing $125.0 million revolving credit facility which was scheduled to mature in February 2004 with a new revolving credit agreement with a group of banks (the "Credit Agreement") that provides for borrowing of up to $100.0 million through February 4, 2006. Advances under the new Credit Agreement bear interest at a rate per annum equal to, at our option, the agent's prime rate or the reserve adjusted LIBOR rate plus a varying interest rate margin. The Credit Agreement also provides for fees applicable to unused commitments. The terms and conditions of the new Credit Agreement are substantially the same as those of the replaced facility. As of February 2, 2002 and February 1, 2003, there was no indebtedness outstanding under the respective credit facilities.

The new Credit Agreement contains various restrictive and financial covenants, including the requirement to maintain a minimum level of net worth and certain financial ratios. The Credit Agreement also prohibits payment of cash dividends on our common stock. We are in compliance with the covenants in the Credit Agreement.

In addition, in January 2003, we entered into a new Canadian credit facility which is a term credit agreement under which we borrowed Can$62.0 million (US$40.7 million). The term credit borrowing is payable in quarterly installments of Can $0.8 million (US$0.5 million) beginning May 2003, with the remaining unpaid principal payable on February 4, 2008. Borrowings under the new term credit agreement were used to repay approximately Can$60.9 million (US$40.0 million) in outstanding indebtedness of Moores under the previous term credit agreement and to fund financing requirements of Moores. The effective interest rate for the term credit borrowing was 2.8% and 4.3% at February 2, 2002 and February 1, 2003, respectively. Covenants and interest rates for the term credit agreement are substantially similar to those contained in our new Credit Agreement. As of February 2, 2002 and February 1, 2003, there was US$40.1 million and US$40.7 million outstanding under these term credit agreements, respectively.

Our primary sources of working capital are cash flow from operations and borrowings under the Credit Agreement. We had working capital of $316.2 million, $301.9 million and $325.3 million at the end of 2000, 2001 and 2002, respectively. Historically, our working capital has been at its lowest level in January and February, and has increased through November as inventory buildup is financed with both vendor payables and credit facility borrowings in preparation for the fourth quarter selling season.

Our operating activities provided net cash of $94.7 million and $52.3 million in 2000 and 2001, respectively, as cash provided by net earnings, adjusted for non-cash charges and increases in payables, was more than offset by increases in inventories and other assets and, in 2001, a decrease in income taxes payable. Inventories increased $36.6 million in 2000 and $22.8 million in 2001 due to seasonal inventory buildup, the addition of inventory for new stores and stores expected to be opened in the following quarter and the purchase of fabric used in the direct sourcing of inventory. Other assets increased primarily due to increased investment in tuxedo rental merchandise, while income taxes payable decreased in 2001 mainly due to reduced earnings. During 2002, our operating activities provided net cash of $113.0 million due mainly to net earnings, adjusted for non-cash charges, a decrease in inventories and an increase in payables, offset partially by an increase in other assets and a decrease in income taxes payable. Our 4.5% decrease in net sales in fiscal 2001, combined with our inventory levels at the end of fiscal 2001 and our modest increase in net sales in fiscal 2002, have resulted in lower planned inventory purchases. We also modified our inventory mix at our Men's Wearhouse stores to increase our offering of opening price point product. As a result, the inventory buildup through fiscal 2002 was not as significant as that typically experienced during prior years and our balance of inventory at year end was less than our fiscal 2001 year end balance. Our payables, however, increased as our buying patterns normalized in the last quarter of 2002. Other assets increased primarily due to increased investment in tuxedo rental merchandise, while income taxes payable decreased mainly due to reduced earnings and a lower effective tax rate associated with the mix of federal and state earnings.

Our investing activities used net cash of $83.4 million, $66.4 million and $41.2 million in 2000, 2001 and 2002, respectively, due mainly to capital expenditures of $79.4 million, $64.8 million and $45.4 million in 2000, 2001 and 2002, respectively. Our capital expenditures relate to costs incurred for stores opened, remodeled or relocated during the year or under construction at the end of the year and infrastructure technology investments. However, during 2002, cash used for capital expenditures was partially offset by net proceeds received from the sale of substantially all of the assets of Chelsea Market Systems, L.L.C. ("Chelsea") to an unrelated company regularly engaged in the development and licensing of software to the retail industry. As a result of the sale of Chelsea, and after giving effect to the settlement of a related lawsuit, the Company received net proceeds of $6.8 million. Approximately $4.4 million of this amount will be recognized as a pretax operating gain by the Company, pending the lapse of certain indemnification provisions related to the assets sold, in the first quarter of 2003 (see "Other Matters" herein).

The following table details our capital expenditures (in millions):

	2000	*2001*	*2002*
New store construction	$ 15.9	$ 13.3	$ 5.7
Relocation and remodeling of existing stores	28.9	27.8	23.6
Information technology	18.2	13.2	8.4
Distribution facilities	10.0	6.4	3.4
Other	6.4	4.1	4.3
Total	$ 79.4	$ 64.8	$45.4

Property additions relating to new stores include stores in various stages of completion at the end of the fiscal year (two stores at the end of 2000, three stores at the end of 2001 and no stores at the end of 2002). Our expenditures for the relocation and remodeling of existing stores continue to be substantial as we have opened fewer new stores.

We used net cash in financing activities of $4.7 million in 2000, $30.7 million in 2001 and $26.6 million in 2002 mainly for net payments of long-term debt and purchases of treasury stock. As previously noted, we entered into a new Canadian credit facility which is a term credit agreement under which we borrowed Can$62 million (US$40.7 million) in January 2003. Borrowings under the term credit agreement were used to repay approximately Can$60.9 million (US$40.0 million) in outstanding indebtedness of Moores under the previous term credit agreement. In January 2000, the Board of Directors authorized the repurchase of up to one million shares in the open market or in private transactions, dependent on the market price and other considerations. On January 31, 2001, the Board of Directors authorized an expansion of the stock repurchase program for up to an additional two million shares of our common stock. During 2000, 2001 and 2002, we repurchased 335,000, 1,185,000 and 1,480,000 shares of our common stock under this program at a cost of $7.9 million, $30.4 million and $28.1 million, respectively. In November 2002, the Board of Directors authorized a new program for the repurchase of up to $25.0 million of Company stock in the open market or in private transactions. As of February 24, 2003, no shares had yet been repurchased under this program.

In connection with our share repurchase programs, we have from time to time issued put option contracts and received premiums for doing so, with the premiums being added to our capital in excess of par and effectively reducing the cost of our share repurchases. Under these contracts, the contract counterparties have the option to require us to purchase a specific number of shares of our common stock at specific strike prices per share on specific dates. During 2000, we issued three separate contracts for a total of 650,000 shares and received premiums of $0.9 million. However, the contracts expired unexercised and all of the 335,000 shares we repurchased for $7.9 million in 2000 were acquired in open market transactions. During 2002, we repurchased 980,000 shares of our stock for $16.7 million in the open market and 500,000 shares for $11.4 million through settlement of an option contract. We received a premium of $0.6 million for issuing this contract. The contract counterparty had the option to exercise this contract at a strike price of $22.76 per share on December 17, 2002, but contract completion was required earlier if the market price of our common stock fell below a trigger price of $12.64 per share. During the third quarter of 2002, the market price of our common stock fell below the trigger price and we settled the contract.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our primary cash requirements are to finance working capital increases as well as to fund capital expenditure requirements which are anticipated to be approximately $50 million for 2003. This amount includes the anticipated costs of opening approximately 10 new Men's Wearhouse stores and seven new K&G stores in 2003 at an expected average cost per store of approximately $0.3 million (excluding telecommunications and point-of-sale equipment and inventory). It also includes approximately $10.0 million for expansion of our tuxedo distribution facility and additional material handling equipment. The balance of the capital expenditures for 2003 will be used for telecommunications, point-of-sale and other computer equipment and systems, store relocations, remodeling and expansion and infrastructure expansion to support our tuxedo rental business. The Company anticipates that each of the 10 new Men's Wearhouse stores and each of the seven new K&G stores will require, on average, an initial inventory costing approximately $0.4 million and $1.2 million, respectively (subject to the same seasonal patterns affecting inventory at all stores), which will be funded by our revolving credit facility, trade credit and cash from operations. The actual amount of future capital expenditures and inventory purchases will depend in part on the number of new stores opened and the terms on which new stores are leased. Additionally, the continuing consolidation of the men's tailored clothing industry and recent financial difficulties of significant menswear retailers may present us with opportunities to acquire retail chains significantly larger than our past acquisitions. Any such acquisitions may be undertaken as an alternative to opening new stores. We may use cash on hand, together with cash flow from operations, borrowings under our revolving credit facility and issuances of equity securities, to take advantage of significant acquisition opportunities.

We anticipate that our existing cash and cash flow from operations, supplemented by borrowings under our various credit agreements, will be sufficient to fund planned store openings, other capital expenditures and operating cash requirements for at least the next 12 months.

In connection with our direct sourcing program, we may enter into purchase commitments that are denominated in a foreign currency (primarily the Euro). We generally enter into forward exchange contracts to reduce the risk of currency fluctuations related to such commitments. As these forward exchange contracts are with two financial institutions, we are exposed to credit risk in the event of nonperformance by these parties. However, due to the creditworthiness of these major financial institutions, full performance is anticipated. We may also be exposed to market risk as a result of changes in foreign exchange rates. This market risk should be substantially offset by changes in the valuation of the underlying transactions.

Other Matters

In January 2000, we formed a joint venture company ("Chelsea") for the purpose of developing a new point-of-sale software system for the Company and after successful implementation, exploring the possibility of marketing the system to third parties. Under the terms of the agreement forming Chelsea, we owned 50% of Chelsea and a director and officer owned 50% with the understanding that the officer would assign, either directly or indirectly, some of his interest in Chelsea to other persons involved in the project. The point-of-sale system was developed and successfully deployed by the Company during 2000 and 2001. From January 2000 though March 2002, we funded and recognized as expense all of the operating costs of Chelsea, which aggregated $4.5 million. On March 31, 2002, Chelsea sold substantially all of its assets to an unrelated company regularly engaged in the development and licensing of software to the retail industry. As a result of the sale by Chelsea, and after giving effect to the settlement of the lawsuit, the Company received a net amount of $6.8 million. Approximately $4.4 million of this amount will be recognized as a pretax operating gain by the Company, pending the lapse of certain indemnification provisions related to the assets sold, in the first quarter of 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impact of New Accounting Pronouncements

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and is effective for fiscal years beginning after June 15, 2002. The adoption of this statement will not have a material impact on our financial position or results of operations.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers" and FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". In addition, SFAS 145 amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also makes non-substantive technical corrections to existing pronouncements. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The adoption of this statement is not expected to have a material impact on our financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 requires that its provisions are effective immediately for all arrangements entered into after January 31, 2003. We do not have any variable interest entities created after January 31, 2003. For any arrangements entered into prior to January 31, 2003, the FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 is not expected to have a material impact on our financial position or results of operations.

Inflation

The impact of inflation on the Company has been minimal.

Forward-Looking Statements

Certain statements made herein and in other public filings and releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future capital expenditures, acquisitions (including the amount and nature thereof), future sales, earnings, margins, costs, number and costs of store openings, demand for clothing, market trends in the retail clothing business, currency fluctuations, inflation and various economic and business trends. Forward-looking statements may be made by management orally or in writing, including, but not limited to, this Management's Discussion and Analysis of Financial Condition and Results of Operations section and other sections of our filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Securities Act of 1933.

Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, domestic and international economic activity and inflation, our successful execution of internal operating plans and new store and new market expansion plans, performance issues with key suppliers, severe weather, foreign currency fluctuations, government export and import policies and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures About Market Risk

We are subject to exposure from fluctuations in U.S. dollar/Euro exchange rates. As further described in Note 9 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Information and Results of Operations – Liquidity and Capital Resources", we utilize foreign currency forward exchange contracts to limit exposure to changes in currency exchange rates. At February 1, 2003, we had four contracts maturing in varying increments to purchase an aggregate notional amount of $1.4 million in foreign currency, maturing at various dates through March 2003. At February 2, 2002, we had 20 contracts maturing in varying increments to purchase an aggregate notional amount of $16.9 million in foreign currency. Unrealized pretax losses on these forward contracts totaled approximately $1.2 million at February 2, 2002. Unrealized pretax gains on these forward contracts totaled approximately $0.2 million at February 1, 2003. A hypothetical 10% change in applicable February 1, 2003 forward rates would increase or decrease this pretax loss by approximately $0.1 million related to these positions. However, it should be noted that any change in the value of these contracts, whether real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged item.

Moores conducts its business in Canadian dollars. The exchange rate between Canadian dollars and U.S. dollars has fluctuated over the last ten years. If the value of the Canadian dollar against the U.S. dollar weakens, then the revenues and earnings of our Canadian operations will be reduced when they are translated to U.S. dollars. Also, the value of our Canadian net assets in U.S. dollars may decline.

We are also subject to market risk due to our long-term floating rate term loan of US $40.7 million at February 1, 2003 (see Note 4 of Notes to Consolidated Financial Statements). An increase in market interest rates would increase our interest expense and our cash requirements for interest payments. For example, an average increase of 0.5% in the variable interest rate would increase our interest expense and payments by approximately $0.2 million.

Independent Auditors' Report

To the Board of Directors and Stockholders of
The Men's Wearhouse, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of The Men's Wearhouse, Inc. and its subsidiaries (the "Company") as of February 1, 2003 and February 2, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 1, 2003 and February 2, 2002, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for its foreign currency forward exchange contracts effective February 4, 2001, to conform to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and also changed its method of accounting for goodwill and other intangible assets effective February 3, 2002 to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as amended.

Deloitte & Touche LLP

Houston, Texas
February 24, 2003

Consolidated Balance Sheets

(In thousands, except shares)

	February 2, 2002	February 1, 2003
Assets		
CURRENT ASSETS:		
Cash	$ 38,644	$ 84,924
Inventories	375,471	360,159
Other current assets	37,220	49,499
Total current assets	451,335	494,582
PROPERTY AND EQUIPMENT, AT COST:		
Land	5,778	6,005
Buildings	23,199	23,729
Leasehold improvements	154,398	162,734
Furniture, fixtures and equipment	203,154	213,391
	386,529	405,859
Less accumulated depreciation and amortization	(175,475)	(195,679)
Net property and equipment	211,054	210,180
OTHER ASSETS, *net*	55,480	64,551
TOTAL	$717,869	$769,313
Liabilities and Shareholders' Equity		
CURRENT LIABILITIES:		
Accounts payable	$ 87,381	$ 98,716
Accrued expenses	44,033	55,323
Current portion of long-term debt	2,359	2,037
Income taxes payable	15,627	13,234
Total current liabilities	149,400	169,310
LONG-TERM DEBT	37,740	38,709
DEFERRED TAXES AND OTHER LIABILITIES	20,846	29,533
Total liabilities	207,986	237,552
COMMITMENTS AND CONTINGENCIES (Note 9)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 2,000,000 shares authorized, 1 share issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, 42,368,715 and 42,585,179 shares issued	424	426
Capital in excess of par	191,888	196,146
Retained earnings	355,128	397,540
Accumulated other comprehensive (loss) income	(3,198)	66
Total	544,242	594,178
Treasury stock, 1,365,364 and 2,845,364 shares at cost	(34,359)	(62,417)
Total shareholders' equity	509,883	531,761
TOTAL	$717,869	$769,313

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Earnings

For the Years Ended February 3, 2001, February 2, 2002 and February 1, 2003

(In thousands, except per share amounts)

Fiscal Year	*2000*	*2001*	*2002*
Net sales	$ 1,333,501	$ 1,273,154	$ 1,295,049
Cost of goods sold, including buying and occupancy costs	818,835	822,043	840,701
Gross margin	514,666	451,111	454,348
Selling, general and administrative expenses	373,508	377,270	384,956
Operating income	141,158	73,841	69,392
Interest expense (net of interest income of $2,845, $841 and $981, respectively)	839	2,867	1,261
Earnings before income taxes	140,319	70,974	68,131
Provision for income taxes	55,658	27,698	25,719
Net earnings	$ 84,661	$ 43,276	$ 42,412
Net earnings per share:			
Basic	$ 2.03	$ 1.06	$ 1.04
Diluted	$ 2.00	$ 1.04	$ 1.04
Weighted average shares outstanding:			
Basic	41,769	40,997	40,590
Diluted	42,401	41,446	40,877

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended February 3, 2001, February 2, 2002 and February 1, 2003

(In thousands, except share)

	Common Stock	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
BALANCE — January 29, 2000	$409	$182,662	$227,191	$ 59	$(1,348)	$408,973
Comprehensive income:						
Net earnings	—	—	84,661	—	—	84,661
Translation adjustment	—	—	—	(375)	—	(375)
Total comprehensive income						84,286
Common stock issued to stock discount plan — 44,713 shares	—	1,020	—	—	—	1,020
Common stock issued upon exercise of stock options — 248,653 shares	3	3,874	—	—	—	3,877
Common stock withheld to satisfy tax withholding liabilities of optionees — 3,890 shares	—	(109)	—	—	—	(109)
Conversion of exchangeable shares to common stock — 984,353 shares	10	(10)	—	—	—	—
Tax benefit recognized upon exercise of stock options	—	1,382	—	—	—	1,382
Proceeds from sale of put option contracts	—	929	—	—	—	929
Treasury stock purchased — 335,000 shares	—	—	—	—	(7,871)	(7,871)
Treasury stock issued to profit sharing plan —103,627 shares	—	(92)	—	—	2,592	2,500
BALANCE — February 3, 2001	422	189,656	311,852	(316)	(6,627)	494,987
Comprehensive income:						
Net earnings	—	—	43,276	—	—	43,276
Translation adjustment	—	—	—	(2,157)	—	(2,157)
Cumulative effect of accounting change on derivative instruments	—	—	—	(331)	—	(331)
Change in derivative fair value	—	—	—	(394)	—	(394)
Total comprehensive income						40,394
Common stock issued to stock discount plan — 56,617 shares	1	940	—	—	—	941
Common stock issued upon exercise of stock options — 79,479 shares	1	1,211	—	—	—	1,212
Tax benefit recognized upon exercise of stock options	—	258	—	—	—	258
Treasury stock purchased — 1,185,000 shares	—	—	—	—	(30,409)	(30,409)
Treasury stock issued to profit sharing plan —106,382 shares	—	(177)	—	—	2,677	2,500
BALANCE — February 2, 2002	424	191,888	355,128	(3,198)	(34,359)	509,883
Comprehensive income:						
Net earnings	—	—	42,412	—	—	42,412
Translation adjustment	—	—	—	2,442	—	2,442
Change in derivative fair value	—	—	—	822	—	822
Total comprehensive income						45,676
Common stock issued to stock discount plan — 51,359 shares	1	761	—	—	—	762
Common stock issued upon exercise of stock options — 165,105 shares	1	2,272	—	—	—	2,273
Tax benefit recognized upon exercise of stock options	—	624	—	—	—	624
Proceeds from sale of put option contracts	—	601	—	—	—	601
Treasury stock purchased — 1,480,000 shares	—	—	—	—	(28,058)	(28,058)
BALANCE — February 1, 2003	$426	$196,146	$397,540	$ 66	$(62,417)	$531,761

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended February 3, 2001, February 2, 2002 and February 1, 2003

(In thousands)

Fiscal Year	*2000*	*2001*	*2002*
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$84,661	$43,276	$42,412
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	34,689	41,949	44,284
Deferred tax provision	6,028	3,354	7,485
(Increase) decrease in inventories	(36,632)	(22,773)	17,338
Increase in other assets	(8,341)	(8,995)	(13,594)
Increase in accounts payable and accrued expenses	1,534	719	19,503
Increase (decrease) in income taxes payable	12,262	(6,949)	(4,933)
Increase in other liabilities	500	1,721	531
Net cash provided by operating activities	94,701	52,302	113,026
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(79,411)	(64,777)	(45,422)
Net proceeds from sale of assets	—	—	6,812
Investment in trademarks, tradenames and other assets	(3,989)	(1,590)	(2,619)
Net cash used in investing activities	(83,400)	(66,367)	(41,229)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	4,897	2,153	3,035
Long-term borrowings	—	—	39,624
Repayment of long-term debt	(2,518)	(2,407)	(40,743)
Deferred financing costs	—	—	(1,075)
Proceeds from sale of option contracts	929	—	601
Tax payments related to options exercised	(109)	—	—
Purchase of treasury stock	(7,871)	(30,409)	(28,058)
Net cash used in financing activities	(4,672)	(30,663)	(26,616)
Effect of exchange rate changes on cash	(1)	(1,054)	1,099
INCREASE (DECREASE) IN CASH	6,628	(45,782)	46,280
CASH:			
Beginning of period	77,798	84,426	38,644
End of period	$84,426	$38,644	$84,924
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 3,353	$ 3,468	$ 1,945
Income taxes	$38,341	$32,539	$25,582
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Additional capital in excess of par resulting from tax benefit recognized upon exercise of stock options	$ 1,382	$ 258	$ 624
Treasury stock contributed to employee stock plan	$ 2,500	$ 2,500	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended February 3, 2001, February 2, 2002 and February 1, 2003

Note 1. Summary of Significant Accounting Policies

Organization and Business

The Men's Wearhouse, Inc. and its subsidiaries (the "Company") is a specialty retailer of menswear. We operate throughout the United States primarily under the brand names of Men's Wearhouse and K&G and under the brand name of Moores in Canada. We follow the standard fiscal year of the retail industry, which is a 52-week or 53-week period ending on the Saturday closest to January 31. Fiscal year 2000 ended on February 3, 2001, fiscal year 2001 ended on February 2, 2002 and fiscal year 2002 ended on February 1, 2003. Fiscal year 2000 included 53 weeks. Both fiscal years 2001 and 2002 included 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of The Men's Wearhouse, Inc. and its wholly owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates and assumptions are those relating to inventories, self-insured portions of employee benefit liabilities and valuations of long-lived assets.

Cash

Cash includes all cash in banks, cash on hand and all highly liquid investments with an original maturity of three months or less.

Inventories

Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out method and the retail cost method. Inventory cost includes procurement and distribution costs (warehousing, freight, hangers and merchandising costs) associated with ending inventory.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related allowances for depreciation are eliminated from the accounts in the year of disposal and the resulting gain or loss is credited or charged to earnings.

Buildings are depreciated using the straight-line method over their estimated useful lives of 20 to 25 years. Depreciation of leasehold improvements is computed on the straight-line method over the term of the lease or useful life of the assets, whichever is shorter. Furniture, fixtures and equipment are depreciated using primarily the straight-line method over their estimated useful lives of three to ten years.

Other Assets

Other assets consist primarily of tuxedo rental assets, goodwill and trademarks, tradenames and other intangibles acquired. We initially record intangible assets at their fair values. Trademarks, tradenames and other intangibles are amortized over estimated useful lives of 4 to 17 years using the straight-line method. Identifiable intangible assets with an indefinite useful life, such as goodwill, are not amortized but are tested for impairment on an annual basis (see "Accounting Change" herein and Note 8).

Impairment of Long-Lived Assets

We evaluate the carrying value of long-lived assets, such as property and equipment and amortizable intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined, based on estimated undiscounted future cash flows, that an impairment has occurred, a loss is recognized currently for the impairment (see "Accounting Change" herein).

Fair Value of Financial Instruments

As of February 2, 2002 and February 1, 2003, management estimates that the fair value of cash, receivables, accounts payable, accrued expenses and long-term debt are carried at amounts that reasonably approximate their fair value.

New Store Costs

Promotion and other costs associated with the opening of new stores are expensed as incurred.

Store Closures and Relocations

As of the fourth quarter of 2002, when we close or relocate a store, the present value of estimated unrecoverable cost, which is substantially made up of the remaining net lease obligation, is charged to expense. Prior to the fourth quarter of 2002, these costs were expensed upon management's commitment to closing or relocating a store, which was generally before the actual liability was incurred (see "Accounting Change" herein).

Advertising

Advertising costs are expensed as incurred or, in the case of media production costs, when the commercial first airs. Advertising expenses were $69.7 million, $61.2 million and $60.1 million in fiscal 2000, 2001 and 2002, respectively.

Revenue Recognition

Revenue is recognized at the time of sale and delivery, net of a provision for estimated sales returns.

Stock Based Compensation

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), we account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." We have adopted the disclosure-only provisions of SFAS No. 123 and continue to apply APB Opinion 25 and related interpretations in accounting for the stock option plans and the employee stock purchase plan. Had we elected to apply the accounting standards of SFAS No. 123, our net earnings and net earnings per share would have approximated the pro forma amounts indicated below (in thousands, except per share data):

Notes to Consolidated Financial Statements

For the years ended February 3, 2001, February 2, 2002 and February 1, 2003

Fiscal Year	*2000*	*2001*	*2002*
Net earnings, as reported	$ 84,661	$ 43,276	$ 42,412
Deduct: Additional compensation expense, net of tax	(3,156)	(3,129)	(2,977)
Pro forma net earnings	$ 81,505	$ 40,147	$ 39,435
Net earnings per share:			
As reported:			
Basic	$ 2.03	$ 1.06	$ 1.04
Diluted	$ 2.00	$ 1.04	$ 1.04
Pro forma:			
Basic	$ 1.95	$ 0.98	$ 0.97
Diluted	$ 1.92	$ 0.97	$ 0.96

For purposes of computing pro forma net earnings, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which resulted in a weighted-average fair value of $13.82, $11.47 and $11.70 for grants made during fiscal 2000, 2001 and 2002, respectively. The following assumptions were used for option grants in 2000, 2001 and 2002, respectively: expected volatility of 54.71%, 54.01% and 54.14%, risk-free interest rates (U.S. Treasury five year notes) of 6.67%, 4.57% and 4.29%, and an expected life of six years.

See Note 7 for additional disclosures regarding stock-based compensation.

Derivative Financial Instruments

We enter into foreign currency forward exchange contracts to hedge against foreign exchange risks associated with certain firmly committed, and certain other probable, but not firmly committed, inventory purchase transactions that are denominated in a foreign currency (primarily the Euro). Gains and losses associated with these contracts are accounted for as part of the underlying inventory purchase transactions (see "Accounting Change" herein).

In connection with our share repurchase programs (Note 7), we from time to time issue put option contracts and receive premiums for doing so, with the premiums being added to our capital in excess of par. Under these contracts, the contract counterparties have the option to require us to purchase a specific number of shares of our common stock at specific strike prices per share on specific dates.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date. Shareholders' equity is translated at applicable historical exchange rates. Income, expense and cash flow items are translated at average exchange rates during the year. Resulting translation adjustments are reported as a separate component of shareholders' equity.

Comprehensive Income

Comprehensive income includes all changes in equity during the period presented that result from transactions and other economic events other than transactions with shareholders.

Segment Information

We consider our business as one operating segment based on the similar economic characteristics of our three brands. Revenues of Canadian retail operations were $145.7 million, $144.6 million and $141.9 million for fiscal 2000, 2001 and 2002, respectively. Long-lived assets of our Canadian operations were $32.8 million and $35.2 million as of the end of fiscal 2001 and 2002, respectively.

Accounting Changes

We adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, on February 4, 2001. In accordance with the transition provisions of SFAS 133, we recorded a cumulative loss adjustment of $0.5 million ($0.3 million, net of tax) in accumulated other comprehensive loss related primarily to the unrealized losses on foreign currency exchange contracts, which were designated as cash-flow hedging instruments. The disclosures required by SFAS No. 133 are included in Note 9.

We adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), on July 1, 2001, and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on February 3, 2002. SFAS 141 requires all business combinations completed after June 30, 2001 to be accounted for using the purchase method and eliminates the pooling of interests method. SFAS 142 eliminated the amortization of goodwill and also subjects goodwill to fair-value based impairment tests performed, at a minimum, on an annual basis, or more frequently if circumstances dictate. The adoption of SFAS 142 did not have a material impact on our financial position or results of operations and we recorded no impairment charge. The disclosures required by SFAS 142 are included in Note 8.

We adopted Statement of Financial Accounting Standards No. 144, "Impairment or Disposal of Long-lived Assets" ("SFAS 144"), on February 3, 2002. SFAS 144 provides a single accounting model for the impairment or disposal of long-lived assets. The adoption of this statement did not have a material impact on our financial position or results of operations.

We adopted Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), on November 3, 2002. SFAS 146 replaces EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires, among other things, that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. The adoption of this statement did not have a material impact on our financial position or results of operations.

We adopted Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure" ("SFAS 148"), on February 1, 2003. SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of the disclosure requirements of SFAS 148 did not have a material effect on the Company's financial position or results of operations. The disclosures required by SFAS 148 are included as part of this note under the caption "Stock Based Compensation."

In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. As of February 1, 2003, we did not have any material guarantees that were issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002 and are applicable to guarantees issued before December 31, 2002. We did not have any significant guarantees issued before December 31, 2002.

In November 2002, the Emerging Issues Task Force ("EITF") issued Issue 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." This EITF addresses the accounting treatment for cash vendor allowances received. The adoption of EITF Issue 02-16 in 2003 did not have an impact on the Company's financial position or results of operations as we do not receive any material vendor allowances.

New Accounting Pronouncements

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and is effective for fiscal years beginning after June 15, 2002. The adoption of this statement will not have a material impact on our financial position or results of operations.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers" and FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". In addition, SFAS 145 amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also makes non-substantive technical corrections to existing pronouncements. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The adoption of this statement is not expected to have a material impact on our financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 requires that its provisions are effective immediately for all arrangements entered into after January 31, 2003. We do not have any variable interest entities created after January 31, 2003. For any arrangements entered into prior to January 31, 2003, the FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 is not expected to have a material impact on our financial position or results of operations.

Note 2. Business Combinations and Acquisitions

On February 10, 1999, we combined with Moores, a privately owned Canadian corporation, in exchange for securities ("Exchangeable Shares") exchangeable for 2.5 million shares of our common stock. The Exchangeable Shares were issued to the shareholders and option holders of Moores in exchange for all of the outstanding shares of capital stock and options of Moores because of Canadian tax law considerations. As of February 3, 2001, all Exchangeable Shares, which had substantially identical economic and legal rights as shares of our common stock, had been converted on a one-on-one basis to our common stock. As of January 29, 2000, there were 1.0 million Exchangeable Shares that had not yet been converted but were reflected as common stock outstanding for financial reporting purposes by the Company. The combination with Moores has been accounted for as a pooling of interests.

On June 1, 1999, we combined with K&G, a superstore retailer of men's apparel and accessories operating 34 stores in 16 states. We issued approximately 4.4 million shares of our common stock to K&G shareholders based on an exchange ratio of 0.43 of a share of our common stock for each share of K&G common stock outstanding. In addition, we converted the outstanding options to purchase K&G common stock, whether vested or unvested, into options to purchase 228,000 shares of our common stock based on the exchange ratio of 0.43. The combination has been accounted for as a pooling of interests.

Notes to Consolidated Financial Statements

For the years ended February 3, 2001, February 2, 2002 and February 1, 2003

Note 3. Earnings Per Share

Basic EPS is computed using the weighted average number of common shares outstanding during the period and net earnings. Diluted EPS gives effect to the potential dilution which would have occurred if additional shares were issued for stock options exercised under the treasury stock method. Diluted EPS also gives effect to the potential dilution of any put option contracts (Note 7) outstanding, computed using the reverse treasury stock method. The following table reconciles the earnings and shares used in the basic and diluted EPS computations (in thousands, except per share amounts):

Fiscal Year	*2000*	*2001*	*2002*
Net earnings, as reported	$ 84,661	$ 43,276	$ 42,412
Weighted average number of common shares outstanding	41,769	40,997	40,590
Basic earnings per share	$ 2.03	$ 1.06	$ 1.04
Weighted average number of common shares outstanding	41,769	40,997	40,590
Assumed exercise of stock options	632	449	287
As adjusted	42,401	41,446	40,877
Diluted earnings per share	$ 2.00	$ 1.04	$ 1.04

Note 4. Long-Term Debt

In January 2003, we replaced our existing $125.0 million revolving credit facility which was scheduled to mature in February 2004 with a new revolving credit agreement with a group of banks (the "Credit Agreement") that provides for borrowing of up to $100.0 million through February 4, 2006. Advances under the new Credit Agreement bear interest at a rate per annum equal to, at our option, the agent's prime rate or the reserve adjusted LIBOR rate plus a varying interest rate margin. The Credit Agreement also provides for fees applicable to unused commitments. The terms and conditions of the new Credit Agreement are substantially the same as those of the replaced facility. As of February 2, 2002 and February 1, 2003, there was no indebtedness outstanding under the respective credit facilities.

The new Credit Agreement contains various restrictive and financial covenants, including the requirement to maintain a minimum level of net worth and certain financial ratios. The Credit Agreement also prohibits payment of cash dividends on our common stock. We are in compliance with the covenants in the Credit Agreement.

In addition, in January 2003, we entered into a new Canadian credit facility which is a term credit agreement under which we borrowed Can$62.0 million (US$40.7 million). The term credit borrowing is payable in quarterly installments of Can$0.8 million (US$0.5 million) beginning May 2003, with the remaining unpaid principal payable on February 4, 2008. Borrowings under the new term credit agreement were used to repay approximately Can$60.9 million (US$40.0 million) in outstanding indebtedness of Moores under the previous term credit agreement and to fund financing requirements of Moores. The effective interest rate for the term credit borrowing was 2.8% and 4.3% at February 2, 2002 and February 1, 2003, respectively. Covenants and interest rates for the term credit agreement are substantially similar to those contained in our new Credit Agreement. As of February 2, 2002 and February 1, 2003, there was US$40.1 million and US$40.7 million outstanding under these credit agreements, respectively.

Maturities of our long-term debt are as follows: 2003 — $2.0 million; 2004 — $2.0 million; 2005 — $2.0 million; 2006 — $2.0 million; 2007 — $2.0 million; 2008— $30.7 million.

We utilize letters of credit primarily for inventory purchases. At February 1, 2003, letters of credit totaling approximately $10.4 million were issued and outstanding.

Note 5. Income Taxes

The provision for income taxes consists of the following (in thousands):

Fiscal Year	*2000*	*2001*	*2002*
Current tax expense:			
Federal	$ 37,092	$ 14,607	$ 10,248
State	4,896	1,715	1,010
Foreign	7,642	8,022	6,976
Deferred tax expense (benefit):			
Federal and state	6,080	3,088	5,695
Foreign	(52)	266	1,790
Total	$ 55,658	$ 27,698	$ 25,719

No provision for U.S. income taxes or Canadian withholding taxes has been made on the cumulative undistributed earnings of Moores (approximately $66.9 million at February 1, 2003) since such earnings are considered to be permanently invested in Canada. The determination of any unrecognized deferred tax liability for the cumulative undistributed earnings of Moores is not considered practicable since such liability, if any, will depend on a number of factors that cannot be known until such time as a decision to repatriate the earnings might be made by management.

A reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

Fiscal Year	*2000*	*2001*	*2002*
Federal statutory rate	35%	35%	35%
State income taxes, net of federal benefit	3	2	1
Other	2	2	2
	40%	39%	38%

At February 2, 2002, we had net deferred tax liabilities of $3.7 million with $8.4 million classified as other current assets and $12.1 million classified as other liabilities (noncurrent). At February 1, 2003, we had net deferred tax liabilities of $8.1 million with $12.7 million classified as other current assets and $20.8 million classified as other liabilities (noncurrent). The state net operating loss and foreign tax credit carryforwards expire in varying amounts annually from 2005 through 2020 and from 2004 through 2007, respectively. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not that such assets will be realized. As of February 2, 2002 and February 1, 2003, no valuation allowance was considered necessary.

Total deferred tax assets and liabilities and the related temporary differences as of February 2, 2002 and February 1, 2003 were as follows (in thousands):

	February 2, 2002	*February 1, 2003*
Deferred tax assets:		
Accrued rent and other expenses	$ 5,368	$ 6,854
Accrued compensation	1,795	1,932
Accrued inventory markdowns	1,709	985
Deferred intercompany profits	2,526	2,742
Unused state operating loss carryforwards	—	3,130
Unused foreign tax credits	451	662
Other	449	518
	12,298	16,823
Deferred tax liabilities:		
Capitalized inventory costs	(2,978)	(4,126)
Property and equipment	(11,449)	(19,533)
Intangibles	(665)	(1,225)
Other	(945)	—
	(16,037)	(24,884)
Net deferred tax liabilities	$ (3,739)	$ (8,061)

Note 6. Other Assets and Accrued Expenses

Other assets and accrued expenses consist of the following (in thousands):

	February 2, 2002	February 1, 2003
Goodwill and other intangibles	$ 53,921	$ 57,727
Accumulated amortization	(14,244)	(14,933)
	39,677	42,794
Tuxedo rental assets, deposits and other	15,803	21,757
Total other assets	$ 55,480	$ 64,551

	February 2, 2002	February 1, 2003
Sales, payroll and property taxes payable	$ 6,795	$ 8,874
Accrued salary, bonus and vacation	16,132	17,779
Accrued workers compensation and medical costs	4,167	5,419
Unredeemed gift certificates	8,072	9,992
Deferred gain on sale of assets	—	4,423
Other	8,867	8,836
Total accrued expenses	$ 44,033	$ 55,323

Note 7. Capital Stock, Stock Options and Benefit Plans

In January 2000, the Board of Directors authorized the repurchase of up to one million shares of our common stock in the open market or in private transactions. On January 31, 2001, the Board authorized an expansion of the program for up to an additional two million shares. During 2000, 2001 and 2002, we repurchased 335,000, 1,185,000 and 1,480,000 shares at a cost of $7.9 million, $30.4 million and $28.1 million, respectively, to complete the program.

On November 19, 2002, the Board of Directors authorized a new stock repurchase program for up to $25.0 million in shares of our common stock. Under this authorization, we may purchase shares from time to time in the open market or in private transactions, depending on market price and other considerations. As of February 24, 2003, no shares had been repurchased under this program.

In connection with our share repurchase programs, we have from time to time issued put option contracts and received premiums for doing so, with the premiums being added to our capital in excess of par and effectively reducing the cost of our share repurchases. During 2000, we issued three separate contracts for a total of 650,000 shares and received premiums of $0.9 million. However, the contracts expired unexercised and all of the 335,000 shares we repurchased for $7.9 million in 2000 were acquired in open market transactions. During 2002, we repurchased 980,000 shares of our stock for $16.7 million in the open market and 500,000 shares for $11.4 million through settlement of an option contract. We received a premium of $0.6 million for issuing this contract. The contract counterparty had the option to exercise this contract at a strike price of $22.76 per share on December 17, 2002, but contract completion was required earlier if the market price of our common stock fell below a trigger price of $12.64 per share. During the third quarter of 2002, the market price of our common stock fell below the trigger price and we settled the contract.

We have adopted the 1992 Stock Option Plan ("1992 Plan") which, as amended, provides for the grant of options to purchase up to 1,071,507 shares of our common stock to full-time key employees (excluding certain officers), the 1996 Stock Option Plan ("1996 Plan") which, as amended, provides for the grant of options to purchase up to 1,850,000 shares of our common stock to full-time key employees (excluding certain officers), and the 1998 Key Employee Stock Option Plan ("1998 Plan") which, as amended, provides for the grant of options to purchase up to 2,100,000 shares of our common stock to full-time key employees (excluding certain officers). The 1992 Plan expired in February 2002 and each of the other plans will expire at the end of ten years; no option may be granted pursuant to the plans after the expiration date. In fiscal 1992, we also adopted a Non-Employee Director Stock Option Plan ("Director Plan") which, as amended, provides for the grant of options to purchase up to 167,500 shares of our common stock to non-employee directors of the Company. In 2001, the Director Plan's termination date was extended to February 23, 2012. Options granted under these plans must be exercised within ten years of the date of grant.

Generally, options granted under the 1992 Plan, 1996 Plan and 1998 Plan vest at the rate of 1/3 of the shares covered by the grant on each of the first three anniversaries of the date of grant and may not be issued at a price less than 50% of the fair market value of our stock on the date of grant. However, a significant portion of options granted under these Plans vest annually in varying increments over a period from one to ten years. Options granted under the Director Plan vest one year after the date of grant and are issued at a price equal to the fair market value of our stock on the date of grant.

The following table is a summary of our stock option activity:

	Weighted Shares Under Option	*Average Exercise Price*	*Options Exercisable*
Options outstanding, January 29, 2000	2,052,960	$19.18	1,063,649
Granted	741,745	$23.72	
Exercised	(248,653)	$15.59	
Forfeited	(111,691)	$22.74	
Options outstanding, February 3, 2001	2,434,361	$20.76	1,262,993
Granted	498,490	$20.45	
Exercised	(79,479)	$15.24	
Forfeited	(60,165)	$23.54	
Options outstanding, February 2, 2002	2,793,207	$20.80	1,594,171
Granted	500,800	$20.42	
Exercised	(165,105)	$13.77	
Forfeited	(125,115)	$21.66	
Options outstanding, February 1, 2003	3,003,787	$21.09	1,797,834

Grants of stock options outstanding as of February 1, 2003 are summarized as follows:

		Options Outstanding		*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding*	*Weighted-Average Remaining Contractual Life*	*Weighted-Average Exercise Price*	*Number Exercisable*	*Weighted-Average Exercise Price*
$ 9.33 to 18.00	840,451	4.4 Years	$ 14.93	629,326	$14.45
18.01 to 21.50	1,093,831	7.4 Years	21.18	397,625	21.25
21.51 to 24.00	708,063	6.8 Years	23.58	456,469	23.56
24.01 to 50.00	361,442	5.8 Years	30.23	314,414	30.73
$ 9.33 to 50.00	3,003,787		$ 21.09	1,797,834	$21.11

As of February 1, 2003, 1,247,147 options were available for grant under existing plans and 3,878,296 shares of common stock were reserved for future issuance under these plans.

The difference between the option price and the fair market value of our common stock on the dates that options for 248,653, 79,479 and 165,105 shares of common stock were exercised during 2000, 2001 and 2002, respectively, resulted in a tax benefit to us of $1.4 million in 2000, $0.3 million in 2001 and $0.6 million in 2002, which has been recognized as capital in excess of par. In addition, we withheld 3,890 shares during 2000 of such common stock for withholding payments made to satisfy the optionees' income tax liabilities resulting from the exercises.

We have a profit sharing plan, in the form of an employee stock plan, which covers all eligible employees, and an employee tax-deferred savings plan. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. During 2000, 2001 and 2002, contributions charged to operations were $2.9 million, $0.4 million and $0.8 million, respectively, for the plans.

In 1998, we adopted an Employee Stock Discount Plan ("ESDP") which allows employees to authorize after-tax payroll deductions to be used for the purchase of up to 1,425,000 shares of our common stock at 85% of the lesser of the fair market value on the first day of the offering period or the fair market value on the last day of the offering period. We make no contributions to this plan but pay all brokerage, service and other costs incurred. Effective for offering periods beginning July 1, 2002, the plan was amended so that a participant may not purchase more than 125 shares during any calendar quarter. During 2000, 2001 and 2002 employees purchased 44,713, 56,617 and 51,359 shares, respectively, under the ESDP, the weighted-average fair value of which was $22.82, $16.63 and $14.82 per share, respectively. As of February 1, 2003, 1,203,242 shares were reserved for future issuance under the ESDP.

Note 8. Goodwill and Other Intangible Assets

We adopted SFAS 142, "Goodwill and Other Intangible Assets," on February 3, 2002, as noted in Note 1. In accordance with SFAS 142, we discontinued the amortization of goodwill effective February 3, 2002. Additionally, SFAS 142 also subjects goodwill to fair-value based impairment tests performed, at a minimum, on an annual basis, or more frequently if circumstances dictate. We completed the transitional impairment test of goodwill as of February 3, 2002 during the first quarter of 2002 and the annual impairment test of goodwill during the fourth quarter of 2002. No impairment charges were recorded.

Had we applied SFAS 142 during 2000 and 2001, our net earnings and net earnings per share would have approximated the pro forma amounts indicated below (in thousands, except per share amounts):

For the Year Ended	*2000*	*2001*	*2002*
Net earnings, as reported	$84,661	$43,276	$42,412
Add back:			
Goodwill amortization, net of tax	1,728	1,708	—
Pro forma net earnings	$86,389	$44,984	$42,412
Earnings per share:			
Basic:			
Net earnings, as reported	$ 2.03	$ 1.06	$ 1.04
Goodwill amortization, net of tax	0.04	0.04	—
Pro forma net earnings	$ 2.07	$ 1.10	$ 1.04
Diluted:			
Net earnings, as reported	$ 2.00	$ 1.04	$ 1.04
Goodwill amortization, net of tax	0.04	0.04	—
Pro forma net earnings	$ 2.04	$ 1.08	$ 1.04

Goodwill and other intangibles are included in other assets in the accompanying balance sheet. Changes in the net carrying amount of goodwill for the years ended February 2, 2002 and February 1, 2003 are as follows (in thousands):

Balance, February 3, 2001	$38,447
Goodwill of acquired business	1,069
Amortization of goodwill	(2,800)
Translation adjustment	(1,155)
Balance, February 2, 2002	35,561
Goodwill of acquired business	233
Translation adjustment	813
Balance, February 1, 2003	$36,607

The gross carrying amounts and accumulated amortization of our other intangibles are as follows (in thousands):

	February 2, 2002	*February 1, 2003*
Trademarks, tradenames and other intangibles	$ 5,465	$ 7,958
Accumulated amortization	(1,350)	(1,771)
Net total	$ 4,115	$ 6,187

The pretax amortization expense associated with intangible assets totaled approximately $269,000, $346,000 and $428,000 for fiscal years 2000, 2001 and 2002, respectively. Pretax amortization expense associated with intangible assets at February 1, 2003 is estimated to be approximately $617,000 for each of the fiscal years 2003 through 2005, $579,000 for fiscal year 2006 and $457,000 for fiscal year 2007.

Note 9. Commitments and Contingencies

Lease Commitments

We lease retail business locations, office and warehouse facilities, computer equipment and automotive equipment under operating leases expiring in various years through 2018. Rent expense for fiscal 2000, 2001 and 2002 was $71.8 million, $78.3 million and $86.0 million, respectively, and includes contingent rentals of $0.4 million, $0.3 million and $0.8 million, respectively. Minimum future rental payments under noncancelable operating leases as of February 1, 2003 for each of the next five years and in the aggregate are as follows (in thousands):

Fiscal Year	Amount
2003	$ 84,923
2004	78,074
2005	68,775
2006	56,418
2007	46,601
Thereafter	107,759
Total	$ 442,550

Leases on retail business locations specify minimum rentals plus common area maintenance charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases provide for renewal options at rates specified in the leases. In the normal course of business, these leases are generally renewed or replaced by other leases.

Legal Matters

On May 11, 2001, a lawsuit was filed against the Company in the Superior Court of California for the County of San Diego, Cause No. GIC 767223 (the "San Diego County Suit"). The San Diego County Suit, which was brought as a purported class action, alleges several causes of action, each based on the factual allegation that we advertised and sold men's slacks at a marked price that was exclusive of a hemming fee for the pants. The San Diego County Suit seeks: (i) permanent and preliminary injunctions against advertising slacks at prices which do not include hemming; (ii) restitution of all funds allegedly acquired by means of any act or practice declared by the Court to be unlawful or fraudulent or to constitute unfair competition under certain California statutes, (iii) prejudgment interest; (iv) compensatory and punitive damages; (v) attorney's fees; and (vi) costs of suit. We believe that the San Diego County Suit is without merit and the allegations are contrary to customary and well recognized and accepted practices in the sale of men's tailored clothing. The complaint in the San Diego County Suit was subsequently amended to add similar causes of action and requests for relief based upon allegations that our alleged "claims that [it] sell[s] the same garments as department stores at 20% to 30% less" are false and misleading. We believe that such added causes of action are also without merit. The court ruled against the plaintiff's motion for class certification, declining to certify a class. On October 17, 2002, the court granted summary adjudication in favor of the Company on the plaintiff's false advertising claim on behalf of the general public relating to hemming fees, and also reaffirmed its earlier ruling denying class certification. The court found there were triable issues of fact, and therefore denied summary adjudication on the remaining claims. The court has tentatively set a trial date for May 19, 2003. The Company intends to vigorously defend the San Diego County Suit.

On April 18, 2003, a lawsuit was filed against the Company in the Superior Court of California for the County of Orange, Case No. 03CC00132 (the "Orange County Suit"). On April 21, 2003, a lawsuit was filed against K&G Men's Center, Inc. and K&G Men's Company Inc. (collectively, "K&G"), wholly owned subsidiaries of the Company, in the Los Angeles Superior Court of California, Case No. BC294361 (the "Los Angeles County Suit"; the Los Angeles County Suit and the Orange County Suit shall be referred to jointly as the "Suits"). The Suits, which were both brought as purported class actions, allege several causes of action, each based on the factual allegation that in the State of California the Company and K&G misclassified its managers and assistant managers as exempt from the application of certain California labor statutes. Because of this misclassification, the Suits allege that the Company and K&G failed to pay overtime compensation and provide the required rest periods to such employees. The Suits seek, among other things, declaratory and injunctive relief along with an accounting as to alleged wages, premium pay, penalties, interest and restitution allegedly due the class defendants. We believe that our managers and assistant managers were properly classified as exempt under such statutes and, therefore, properly compensated. The Company believes that the Suits are without merit and intends to vigorously defend them.

In addition, we are involved in various routine legal proceedings, including ongoing litigation, incidental to the conduct of our business. Management believes that none of these matters will have a material adverse effect on our financial condition or results of operations.

Currency Contracts

In connection with our direct sourcing program, we may enter into purchase commitments that are denominated in a foreign currency (primarily the Euro). Our policy is to enter into foreign currency forward exchange contracts to minimize foreign currency exposure related to forecasted purchases of certain inventories. Under SFAS 133, such contracts have been designated as and accounted for as cash flow hedges. The settlement terms of the forward contracts, including amount, currency and maturity, correspond with payment terms for the merchandise inventories. Any ineffective portion of a hedge is reported in earnings immediately. At February 1, 2003, the Company had four contracts maturing in varying increments to purchase an aggregate notional amount of $1.4 million in foreign currency, maturing at various dates through March 2003.

The changes in the fair value of the foreign currency forward exchange contracts are matched to inventory purchases by period and are recognized in earnings as such inventory is sold. The fair value of the forward exchange contracts is estimated by comparing the cost of the foreign currency to be purchased under the contracts using the exchange rates obtained under the contracts (adjusted for forward points) to the hypothetical cost using the spot rate at year end. We expect to recognize in earnings through January 31, 2004 approximately $0.1 million, net of tax, of existing net gains presently deferred in accumulated other comprehensive income.

Note 10. Quarterly Results of Operations (Unaudited)

Our common stock is traded on the New York Stock Exchange under the symbol "MW." The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for our common stock as reported by the New York Stock Exchange:

	Fiscal 2001 Quarters Ended			
	May 5, 2001	August 4, 2001	November 3, 2001	February 2, 2002
Net sales	$304,651	$297,153	$285,608	$385,742
Gross margin	111,688	108,295	97,072	134,056
Net earnings	$ 12,742	$ 10,250	$ 3,977	$ 16,307
Net earnings per share:				
Basic	$ 0.31	$ 0.25	$ 0.10	$ 0.40
Diluted	$ 0.31	$ 0.25	$ 0.10	$ 0.39

	Fiscal 2002 Quarters Ended			
	May 4, 2002	August 3, 2002	November 2, 2002	February 1, 2003
Net sales	$303,857	$308,574	$292,515	$390,103
Gross margin	104,155	107,051	97,940	145,202
Net earnings	$ 10,458	$ 7,797	$ 4,285	$ 19,872
Net earnings per share:				
Basic	$ 0.25	$ 0.19	$ 0.11	$ 0.50
Diluted	$ 0.25	$ 0.19	$ 0.11	$ 0.50

Due to the method of calculating weighted average common shares outstanding, the sum of the quarterly per share amounts may not equal earnings per share for the respective years.

The Men's Wearhouse, Inc. Store List

689 total stores as of February 1, 2003

Men's Wearhouse / 505 Stores

Alabama (5)
Arizona (11)
Arkansas (2)
California (86)
Colorado (12)
Connecticut (9)
Delaware (2)
District of Columbia (1)
Florida (37)
Georgia (15)
Idaho (1)
Illinois (23)
Indiana (8)
Iowa (2)
Kansas (3)
Kentucky (3)
Louisiana (4)
Maine (1)
Maryland (12)
Massachusetts (14)
Michigan (20)
Minnesota (9)
Mississippi (1)
Missouri (10)
Nebraska (3)
Nevada (5)
New Hampshire (3)
New Jersey (13)
New Mexico (2)
New York (24)
North Carolina (12)
Ohio (18)
Oklahoma (3)
Oregon (8)
Pennsylvania (21)
Rhode Island (1)
South Carolina (3)
South Dakota (1)
Tennessee (9)
Texas (45)
Utah (5)
Virginia (17)
Washington (13)
West Virginia (1)
Wisconsin (7)

K&G / 70 Stores

California (5)
Colorado (2)
Connecticut (1)
Florida (2)
Georgia (6)
Illinois (5)
Indiana (1)
Kansas (1)
Louisiana (1)
Maryland (4)
Massachusetts (3)
Michigan (6)
Minnesota (2)
Missouri (1)
New Jersey (5)
New York (2)
North Carolina (1)
Ohio (5)
Pennsylvania (1)
Tennessee (1)
Texas (12)
Virginia (1)
Washington (2)

Moores Clothing for Men / 114 Stores

Alberta (12)
British Columbia (14)
Manitoba (5)
New Brunswick (3)
Newfoundland (1)
Nova Scotia (3)
Ontario (50)
Prince Edward Island (1)
Quebec (23)
Saskatchewan (2)

Shareholder Information

Corporate & Distribution Offices
5803 Glenmont Drive
Houston, Texas 77081
(713) 592-7200

Executive Offices
40650 Encyclopedia Circle
Fremont, California 94538
(510) 657-9821

Annual Meeting
July 1, 2003, 11 a.m.
The Westin St. Francis
335 Powell Street
San Francisco, California

Outside Counsel
Fulbright & Jaworski L.L.P.
Houston, Texas

Independent Auditors
Deloitte & Touche LLP
Houston, Texas

Transfer Agent and Registrar
American Stock Transfer
& Trust Company
40 Wall Street
New York, New York 10005
(718) 921-8200

The Men's Wearhouse, Inc. on the Internet.
You can visit the Company's home page on the Internet at www.menswearhouse.com

Market for the Company's Common Equity and Related Stockholder Matters.
Our common stock is traded on the New York Stock Exchange under the symbol "MW." The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for our common stock as reported by the New York Stock Exchange:

	High	*Low*
Fiscal Year 2001		
First quarter ended May 5, 2001	$32.49	$20.50
Second quarter ended August 4, 2001	30.00	22.35
Third quarter ended November 3, 2001	26.60	17.00
Fourth quarter ended February 2, 2002	24.61	17.87
Fiscal Year 2002		
First quarter ended May 4, 2002	$26.50	$20.29
Second quarter ended August 3, 2002	28.72	18.35
Third quarter ended November 2, 2002	20.61	9.61
Fourth quarter ended February 1, 2003	20.00	13.25

On May 14, 2003, there were approximately 1,451 holders of record and approximately 5,014 beneficial holders of our common stock.

We have not paid cash dividends on our common stock and for the foreseeable future we intend to retain all of our earnings for the future operation and expansion of our business. Our credit agreement prohibits the payment of cash dividends on our common stock (see Note 4 of Notes to Consolidated Financial Statements).

Form 10-K
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by writing:

The Men's Wearhouse, Inc.
c/o Investor Relations
5803 Glenmont Drive
Houston, Texas 77081

Directors & Officers

Directors and Executive Officers

George Zimmer
Chairman of the Board and Chief Executive Officer

David H. Edwab
Vice Chairman of the Board

Rinaldo S. Brutoco † ⊟
Director, President and Chief Executive Officer, ShangriLa Consulting, Inc.

Kathleen Mason * †
Director, President and Chief Executive Officer, Tuesday Morning Corporation

Michael L. Ray * † ⊟
Director, Professor, Stanford University

Sheldon I. Stein * † ⊟
Director, Senior Managing Director, Bear, Stearns & Co. Inc.

Eric J. Lane
President and Chief Operating Officer

Charles Bresler, Ph.D.
Executive Vice President, Stores, Marketing and Human Development

Ronald B. Covin
Chief Executive Officer, K&G Men's Company Inc.

Pat DeMarco
President, Moores Retail Group Inc.

Neill P. Davis
Executive Vice President, Chief Financial Officer and Principal Financial Officer

Douglas S. Ewert
Executive Vice President and General Merchandise Manager

Gary G. Ckodre
Senior Vice President, Finance

Jeffrey Marshall
Senior Vice President and Chief Information Officer

James E. Zimmer
Senior Vice President, Merchandising

Jerry Lovejoy
Vice President and General Counsel

Diana M. Wilson
Vice President and Principal Accounting Officer

Corporate Officers

Thomas L. Jennings
Senior Vice President, Real Estate

William Silveira
Senior Vice President, Manufacturing

Carole L. Souvenir
Senior Vice President, Employee Relations

Dino Speranza
Senior Vice President, Stores

William J. Erickson
Vice President, Store Planning and Design

Jayme D. Maxwell
Vice President, Marketing

William Melvin
Vice President, Information and Technology

Julie A. Panaccione
Vice President, Corporate Culture

Claudia A. Pruitt
Vice President, Treasurer and Assistant Secretary

Eddie Rodriguez
Creative and Design Director

Kirk H. Warren
Vice President, Administration and Benefits

Robert Cerisano
Associate Vice President, Finance and Accounting

Kelly Dilts
Associate Vice President, Finance and Accounting

Thomas Queret
Associate Vice President, Accounting Services

Michael W. Conlon
Secretary

Men's Wearhouse

James D. Young
Senior Vice President, Human Resources-Houston

Frederic M. Alpert
Vice President, Stores

William C. Ballard
Vice President, Stores

Don Botill
Vice President, Stores

Steven Cook
Vice President, Stores

Jeffrey J. Fript
Vice President, Distribution

Bruce C. Hampton
Vice President, Stores

Jarrod Nadel
Vice President, Merchandising

Shlomo Maor
Associate Vice President, Training

Moores Clothing for Men

David Starrett
President

Richard Bull
Vice President, Merchandising

Dennis Button
Vice President, Store Development

Brian Coen
Vice President, Finance

Steve Nitchen
Vice President, Store Operations

Mario Parziale
Vice President, Production

K&G

Bradley M. Bell
Vice President, Finance, Chief Financial Officer and Assistant Secretary

Karen Crim
Vice President, Human Resources

Edward Dworetz
Vice President, General Merchandise Manager, K&G Ladies

R. Scott Saban
Vice President, Operations and Information Systems

David Suway
Vice President, General Merchandise Manager, K&G Men's

Chris Zender
Vice President, Stores

* Audit committee member
† Compensation committee member
⊟ Nominating and Corporate Governance Committee



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MEN'S WEARHOUSE®